# Lakrisha Davis & Co.

## Balance Sheet
### As of December 31, 2019

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Cash on hand | 666.33 |
| Checking | 2,259.04 |
| PayPal Bank | 197,608.86 |
| **Total Bank Accounts** | **$200,534.23** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 2,500.00 |
| **Total Accounts Receivable** | **$2,500.00** |
| Other Current Assets | |
| Undeposited Funds | 524.25 |
| **Total Other Current Assets** | **$524.25** |
| **Total Current Assets** | **$203,558.48** |
| **TOTAL ASSETS** | **$203,558.48** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Other Current Liabilities | |
| Working Capital | 9,447.83 |
| **Total Other Current Liabilities** | **$9,447.83** |
| **Total Current Liabilities** | **$9,447.83** |
| **Total Liabilities** | **$9,447.83** |
| Equity | |
| Opening Balance Equity | 2,259.04 |
| Owner's Investment | 130.70 |
| Owner's Pay & Personal Expenses | -1,159.06 |
| Retained Earnings | 119,501.03 |
| Net Income | 73,378.94 |
| **Total Equity** | **$194,110.65** |
| **TOTAL LIABILITIES AND EQUITY** | **$203,558.48** |